REELWURLD, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ReelwUrld, Inc.
North Hollywood, California

We have reviewed the accompanying financial statements of ReelwUrld, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of ReelwUrld, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 4, 2022

REELWURLD, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	511
Prepaid expenses and other current assets		12,300
TOTAL CURRENT ASSETS		12,811
OTHER ASSETS		
Patents		1,165
TOTAL ASSETS	$	13,976

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses		960
Note payable		5,000
TOTAL CURRENT LIABILITIES		5,960
LONG-TERM LIABILITIES		
Notes payable - related party		11,831
TOTAL LONG-TERM LIABILITIES		11,831
TOTAL LIABILITIES		17,791
SHAREHOLDERS' EQUITY		
Class A Common stock, see note 6		-
Class B Common stock, see note 6		1,070
Additional paid-in capital		37,230
Accumulated deficit		(42,115)
TOTAL SHAREHOLDERS' EQUITY		(3,815)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	13,976

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	101
COST OF GOODS SOLD		19
GROSS PROFIT		82
OPERATING EXPENSES		
General and administrative		2,375
Sales and marketing		1,776
Software expenses		39
TOTAL OPERATING EXPENSES		4,190
NET OPERATING LOSS		(4,108)
OTHER INCOME/(EXPENSES)		
PPP loan forgiven		1,042
Interest expense		(1,585)
TOTAL OTHER INCOME/(EXPENSES)		(543)
NET LOSS	$	(4,651)

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Class A Common Stock		Class B Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	10,700,000	$ 1,070	$ 11,730	$ (37,464)	$ (24,664)
Conversion of convertible notes	-	-	-	-	25,500	-	$ 25,500
Net loss	-	-	-	-	-	(4,651)	$ (4,651)
ENDING BALANCE, DECEMBER 31, 2021	**-**	**$ -**	**10,700,000**	**$ 1,070**	**$ 37,230**	**$ (42,115)**	**$ (3,815)**

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(4,651)
Adjustments to reconcile net income to net cash provided by operating activities:		
Forgiveness of PPP loan		(1,042)
(Increase) decrease in assets:		
Prepaid expenses and other current assets		(3,000)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(415)
CASH USED FOR OPERATING ACTIVITIES		(9,108)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(1,165)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		(1,165)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party		7,998
CASH PROVIDED BY FINANCING ACTIVITIES		7,998
NET DECREASE IN CASH		(2,275)
CASH AT BEGINNING OF YEAR		2,786
CASH AT END OF YEAR	$	511

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
ReelwUrld, Inc. (the "Company") was incorporated in the State of Delaware on September 7, 2017. The Company is a tech-based studio that puts the audience at the center of the film, television, and commercial production.

Going Concern
Since Inception, the Company has relied on funds from related party notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Patents
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2021 was nil.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to ReelwUrld. The Company's payments are generally collected upfront. For the year ending December 31, 2021 the Company recognized $101 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

On December 27, 2019, the Company entered into a contractor and ownership services agreement with an entity founded and controlled by the Company's CTO. The agreement calls for application development for the Company and provides the contractor to be compensated in seventy-five thousand dollars ($75,000) of the Company's common shares at a pre-money valuation of five million ($5,000,000) and twenty-five thousand dollars ($25,000) in cash. The compensation is contingent upon various project milestones and when the Company has adequate funding to pay, neither of which have been met as of December 31, 2021. The contractor also retains 50/50 ownership rights in the completed application until such time as the compensation fees have been paid in full. As of December 31, 2021, the Company has paid $10,050 in cash for prepaid development fees.

3. Convertible Notes

In March 2021, the two outstanding convertible notes totaling $37,500 were restructured. During the restructuring, one note for $25,000 was restructured to a $18,000 convertible note. The second convertible note for $12,500 was converted to a $7,500 convertible note and a $5,000 traditional note payable (see Note 4). Concurrently, the new investors converted the principal of the new outstanding convertible notes into 133,750 shares of Class B common stock in the Company. The shares issued were exchanged for shares held by the parent Company.

As of December 31, 2021, the Company had no convertible promissory notes outstanding.

4. Notes Payable

As discussed in Note 3, the Company converted $5,000 of convertible notes outstanding to a non-interest-bearing, short-term loan. The full principal balance is due in March 2022.

5. Notes Payable – Related Party

Since inception, related parties have provided loans to the Company valued at $11,831 as of December 31, 2021. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6. Equity

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of Class A common stock, $0.0001 par value per share, 15,000,000 shares of Class B common stock with a $0.0001 par value per share.

Class A Common Stock is entitled to one (1) vote per share. As of December 31, 2021, no shares of Class A Common Stock has been issued and none are outstanding.

Class B Common Stock is convertible on a 1:1 basis into Class A Common Stock at the election of the holder and is entitled to ten (10) votes per share. As of December 31, 2021, 10,700,000 shares of Class B Common Stock have been issued and are outstanding.

Equity Incentive
The Company's Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 588,500 shares of Class B Common Stock that is currently being held by the parent Company. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. As of December 31, 2021, 160,500 shares have been issued under the Plan. The options will begin to vest in 2022, therefore, no stock compensation expense has been recorded for the year ending December 31, 2021.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 7, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6.5% commission fee on funds raised during the offering.

As of March 4, 2022, the Company has raised $58,125 from 22 investors.

Managements Evaluation

The Company has evaluated subsequent events through March 4, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.